Correspondence

December 2, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Live Buzz, Inc. Registration Statement on Form S-1 Amendment Number 1 File No. 333-154629

Attn:	Kathryn Ray Division of Corporation Finance Mail Stop 4561

Dear Ms. Ray:

        In response to the Staff’s letter to us dated November 17, 2008, please be advised as follows:

        1.        We have revised the cover page to indicate that the shares will be offered at $.50 per share until such time as the shares are quoted on the OTC Bulletin Board or listed on a national exchange at which time the shares may be sold at prevailing market prices. Similar disclosure has been included in the second full paragraph under “Selling Stockholders and Plan of Distribution.”

        2.        We have revised the “Business” section throughout to clearly indicate the status of our business, and what remains to be accomplished for our website and software application to become functional and to generate revenue. We have also revised to state that specific accomplishments may not be achieved and the events that might prevent accomplishment of these objectives.

        3.        We apologize for the erroneous reference to exercise of common stock purchase warrants and have deleted the language from the “Use of Proceeds” section.

        4.        We have expanded the Management’s Discussion and Analysis section to include a discussion of increased legal, accounting and financial compliance by revising the second full paragraph under “Results of Operations—For the Period From Inception to July 31, 2008.”

        We have also added a final risk factor entitled “Our General And Administrative Expenses Will Increase If And When We Become A Reporting Company” and have included therein similar language to the language included under “Results of Operations.”

        5.        We have revised the third full paragraph under “Liquidity and Capital Resources” to indicate that we believe our existing cash resources will only satisfy our working capital needs through our third quarter ended July 31, 2009. Thereafter, our ability to continue as a going concern will be contingent upon our ability to obtain capital, etc. We have concluded in the same paragraph that there is no assurance that we will able to successfully complete these activities, and if we are unable to do so, we may be required to terminate our operations.

        6.        Finally, we have removed the reference under “Note 2, Going Concern” on F-10 as of April 30, 2008 and on F-19 as of July 31, 2008 to remove the reference that “Management believes that Live Buzz’ Business Plan provides it with an opportunity to continue as a going concern. However, Management cannot provide assurance that Live Buzz will meet its objectives and be able to continue its operations.”

        7.        We have revised the opinion of Gary A. Agron and have deleted the reference to common stock to be issued upon exercise of warrants.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours, /s/ Gary A. Agron Gary A. Agron

GAA/jp

Enclosures